Exhibit 99.1

Amendment to Lock-up Agreement

March 27, 2026

This Amendment to Lock-up Agreement (this “Amendment”), dated as of March 27, 2026, is made by and among TROOPS, Inc. (the “Company”) and WANG & LEE HOLDINGS, INC. (the “Purchaser”).

Reference is hereby made to the Lock-up Agreement, dated as of May 28, 2025, by and among the Company and the Purchaser (as amended by this Amendment and as may be further amended and restated from time to time, the “Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

1. Amendment.

Pursuant to and in accordance with section 6 of the Agreement, the Parties hereby agree to amend and restate section 2 of the Agreement as follows:

2)	Prior to the expiration of the Lock-Up Period, should the undersigned receive written consent of the Company to transfer any Lock-Up Securities (the “Transferable Securities”) pursuant to section 1 of this Agreement, such Transferable Securities shall no longer be subject to any Lock-Up restriction or Lock-Up Period, and shall not be subject to any Repurchase Option by the Company.

2. No Other Amendments.

All other terms and conditions of the Agreement shall remain in full force and effect and the Agreement shall be read and construed as if the terms of this Amendment were included therein by way of addition or substitution, as the case may be.

3. Execution in Counterparts.

This Amendment may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

4. Ratification.

The terms and provisions set forth in this Amendment modify and supersede all inconsistent terms and provisions set forth in the Agreement and, except as expressly modified and superseded by this Amendment, the terms and provisions of the Agreement are ratified and confirmed and continue in full force and effect. All parties hereby agree that the Agreement, as amended by this Amendment, shall continue to be legal, valid, binding and enforceable in accordance with their terms.

5. Governing Law.

This Amendment, and all claims or causes of action based upon, arising out of, or related to this Amendment or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

IN WITNESS WHEREOF, each of the Parties has caused this Amendment to be duly executed on its behalf as of the day and year first above written.

WANG & LEE HOLDINGS, INC. Signed by HO PUI LUNG, CHAIRMAN AND CHIEF EXECUTIVE OFFICER Address: 5-6/F, Wing Tai Factory Building, 3 Tai Yip Street, Kwun Tong, Kowloon, Hong Kong

TROOPS, Inc. Signed by DAMIAN THURNHEER, CHIEF EXECUTIVE OFFICER Address: 21/F, 8 Fui Yiu Kok Street, Tsuen Wan, New Territories, Hong Kong